

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
Doug Croxall
Chief Executive Officer
Marathon Patent Group, Inc.
2331 Mill Road, Suite 100
Alexandria, VA 22314

> **Re:** **Marathon Patent Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 8-K**
> **Filed January 22, 2014**
> **File No. 000-54652**

Dear Mr. Croxall:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business, page 1

1.   Please provide the duration of your patents or patent portfolios in future filings. Alternatively, provide your analysis of why this information is not required.

2.   We note that two customers accounted for approximately 55% of your revenue for the year ended December 31, 2013. In this section and in a prominently-positioned risk factor in future filings, please ensure that you discuss your past revenue concentration and highlight that a small number of customers have historically accounted for a large portion of your revenues.

3.   Please tell us what consideration you have given to providing a description of the material terms of any agreement with IP Navigation Group LLC, a key supplier of your patent opportunities, including any revenue-sharing arrangements. Further, tell us what consideration you have given to filing the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. In this respect, tell us whether you believe these are related party agreements given the relationship between IP Navigation Group LLC, which was founded by Erich Spangenberg, and TechDev Holdings, LLC, a principal shareholder whose shares are beneficially held by Audrey Spangenberg. For additional guidance, please consider Question 105.05 of our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Patent Acquisitions, page 22

4.   In future filings please ensure that you discuss all of the material terms of your patent acquisition agreements including, but not limited to, a discussion of the types of patents acquired and the types and amounts of consideration remitted.

Results of Operations, page 25

5.   Please briefly describe the nature of the payments from your customers that contributed approximately 55% of your revenue. To provide context concerning the activities that resulted in this portion of your revenue, explain in each instance the extent to which the revenue was from recurring or non-recurring licensing fees, exclusive or non-exclusive licenses, litigation settlement payments, sales of technology or other transactions that you concisely summarize. Additionally, please provide your analysis of whether agreements related to these transactions are required to be filed by Item 601(b)(10) of Regulation S-K. Lastly, please include this type of discussion in future filings.

6.   Please tell us what consideration you have given to filing or incorporating by reference your patent purchase agreements with TeleCommunication Systems, Inc. and Intergraph Corporation from whom you acquired patent portfolios in September 2013. For additional guidance, refer to Question 146.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Signatures

7.   Please tell us who served as your controller or principal accounting officer at the time of the filing. Be advised that any person who occupies more than one position should indicate each capacity in which he or she signs. See General Instruction D.2 to Form 10-K.

Form 8-K filed January 22, 2014

Exhibit 99.1

8.   We note that the investor presentation dated January 2014 filed in a Form 8-K on January 22, 2014 states that you "believe that over the next 3 to 5 years [y]our current patent asset base may generate aggregate revenue in excess of $100 million." Please tell us the basis for your statement, whether you have independent support for your projection, and the underlying assumptions. Tell us also the uncertainties and limitations of your projection and how you intend to update investors on the progress of your goal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3453 with any questions. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
       Harvey J. Kesner, Esq.
       Sichenzia Ross Friedman Ference LLP